

Final Environmental Impact Statement and Record of Decision Issued for Energy Fuels' Sheep Mountain Uranium Project

Lakewood, Colorado – January 10, 2017

Energy Fuels Inc. (NYSE MKT: UUUU; TSX: EFR) ("Energy Fuels" or the "Company"), a leading producer of uranium in the United States, is pleased to announce that the U.S. Bureau of Land Management (the "BLM") has issued a Final Environmental Impact Statement (the "EIS") and Record of Decision (the "ROD") for the Company's 100%-owned Sheep Mountain Project located in the Crooks Gap Mining District of central Wyoming. The Sheep Mountain Project is a large-scale, formerly-producing, conventional uranium mine with the potential to become a long-term uranium production center in a higher price environment. As previously announced, the Company also holds a mine permit (the "Mine Permit") for the project, which was issued by the State of Wyoming in July 2015. The issuance of the EIS, the ROD and the Mine Permit are the last major government approvals required to commence mining at this project, as the Company continues to evaluate options for processing the resources that may be mined at the project, including toll processing at other facilities in the region and the licensing and construction of its own onsite facility.

According to an April 2012 preliminary feasibility study (the "PFS") prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), the Sheep Mountain Project is estimated to hold approximately 12.9 million tons of Indicated Mineral Resources with an average grade of 0.117% eU_3O_8 containing approximately 30.3 million pounds of uranium. Included in the Indicated Mineral Resources, the project is estimated to hold approximately 7.5 million tons of Probable Mineral Reserves with an average grade of 0.123% eU_3O_8 containing approximately 18.4 million pounds of uranium. The PFS also estimates that the Sheep Mountain Project can produce up to 1.5 million pounds of uranium per year over a 15-year mine life.

Stephen P. Antony, President and CEO of Energy Fuels stated: "We are obviously pleased that the BLM issued the Final EIS and ROD for the Sheep Mountain Project. We now have all the major government approvals needed to begin mining this project, as we continue to evaluate how best to process the mined resources into finished uranium product. While the project is not planned to go into production in the near-term, our costs to hold the property and permits for the Sheep Mountain Project are relatively low. Therefore, it represents an important, low-cost aspect of Energy Fuels' optionality and leverage to rising uranium prices. Because it typically requires many years to acquire the major government approvals for uranium projects, permitted projects like Sheep Mountain will be among the first to produce uranium that can be placed into sales contracts with nuclear utilities as prices improve. For these reasons, we believe that permitting new projects and holding existing permitted projects have the strong potential to create real value for Energy Fuels' shareholders. In the meantime, we intend to continue to evaluate the licensing of an onsite processing facility for the Sheep Mountain Project, seek an agreement with a nearby processing facility, or potentially sell the asset at a price that recognizes the value of the existing resources and permits."

About Energy Fuels: *Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels holds three of America's key uranium production centers, the White Mesa Mill in Utah, the Nichols Ranch Processing Facility in Wyoming, and the Alta Mesa Project in Texas. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility is an ISR production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Alta Mesa is an ISR production center currently on care and maintenance. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company also produces vanadium as a co-product of its uranium production from certain of its mines on the Colorado Plateau, as market conditions warrant. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".*

Stephen P. Antony, P.E., President & CEO of Energy Fuels*, is a Qualified Person as defined by Canadian National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.*

Cautionary Note Regarding Forward-Looking Statements: *Certain information contained in this news release, including any information relating to: the Company being a leading producer of uranium in the U.S.; the potential for the Sheep Mountain Project to become a long-term uranium production center in a higher price environment; the EIS and ROD being the last major government approvals required to commence mining at the project; estimates of resources and reserves at the project; estimated rates of production for the project, if put into production; the costs to hold the project; the project potentially being among the first to produce uranium as prices improve; the potential for the project to create value for Energy Fuels shareholders; the ability of the Company to license an onsite processing facility, enter into an agreement with a nearby processing facility to process any mined resources, or the ability to sell the project at a price that recognizes the existing resources and permits; and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: the Company being a leading producer of uranium in the U.S.; the potential for the Sheep Mountain Project to become a long-term uranium production center in a higher price environment; the EIS and ROD being the last major government approvals required to commence mining at the project; estimates of resources and reserves at the project; estimated rates of production for the project, if put into production; the costs to hold the project; the project potentially being among the first to produce uranium as prices improve; the potential for the project to create value for Energy Fuels shareholders; the ability of the Company to license an onsite processing facility, enter into an agreement with a nearby processing facility to process any mined resources, or the ability to sell the project at a price that recognizes the existing resources and permits; and other risk factors as described in Energy Fuels' most recent annual report on Form 10-K and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.*

Cautionary note to United States investors concerning estimates of measured, indicated and inferred resources. *This news release contains certain disclosure that has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise* *indicated, all reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. Canadian standards, including NI 43-101, differ significantly from the requirements of U.S. securities laws, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by companies reporting only under U.S. standards. In particular, the term "resource" does not equate to the term "reserve" under SEC Industry Guide 7. **United States investors are cautioned not to assume that all or any of Measured or Indicated Mineral Resources will ever be converted into mineral reserves. Investors are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally minable. Energy Fuels does not hold any Reserves as that term is defined by SEC Industry Guide 7. Please refer to the section entitled "Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources" in the Company's Annual Report on Form 10-K dated March 15, 2016 for further details.***

Energy Fuels Inc.

Curtis Moore – VP – Marketing & Corporate Development

(303) 974-2140 or Toll free: (888) 864-2125

investorinfo@energyfuels.com

www.energyfuels.com